

January 21, 2011

<u>Via Facsimile (212) 610-6399 & US Mail</u>
Thomas Werlen, Esq.
Group General Counsel
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland

> **Re:** **Novartis AG**
> **Schedule 13E-3**
> **Filed by Novartis AG and Alcon, Inc.**
> **Filed on December 23, 2010**
> **File No. 1-150204**
>
> **Novartis AG**
> **Form F-4**
> **Filed December 23, 2010**
> **File No. 333-171381**

Dear Mr. Werlen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13e-3

General

1.   Based on disclosure of the background to the merger, it would appear that Dr. Vasella
        was a part of the initiation and structuring of the going private transaction in his role as
        Chairman of the Board of Novartis and while serving as a director and then Chairman of
        the Board of Alcon. We remind you that Rule 13e-3 requires that each affiliate engaged
        in a going private transaction file a Schedule 13E-3 and furnish the required disclosure.
        Please revise to include Dr. Vasella as a filing person or advise. For guidance, please
        refer to Compliance and Disclosure Interpretation 201.05 of the Division of Corporation
        Finance's Compliance and Disclosure Interpretations of Going Private Transactions,
        Exchange Act Rule 13e-3, and Schedule 13E-3.

2.   We note the disclosure throughout the prospectus that Mr. Buehler recused himself from
        the vote approving the merger transaction. Revise to identify Mr. Buehler and the
        conflict that led to the decision to recuse himself from the vote on the merger each time
        reference is made to the recusal. Also, supplementally advise us of any involvement Mr.
        Buehler had in the initiation, negotiation, or structuring of the merger transaction and the
        negotiation of post-merger employment and/or benefits. Your analysis should also
        address whether Mr. Buehler should be considered an affiliate engaged in the going
        private transaction. Please refer to the guidance cited to in our prior comment.

3.   Please note that each new filing person must individually comply with the filing,
        dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise
        the disclosure to include all of the information required by Schedule 13E-3 and its
        instructions for any filing persons added in response to the preceding comments. For
        example, include a statement as to whether each person believes the Rule 13e-3
        transaction to be substantively and procedurally fair to unaffiliated security holders and
        an analysis of the material factors upon which they relied in reaching such a conclusion.
        Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719
        (April 13, 1981). In this regard, the reasons for the transaction and the alternatives
        considered by these affiliates may be different than those of the other filing parties, and
        this fact should be reflected in the disclosure. Alternatively, and to the extent applicable,
        the affiliates may adopt the analysis and conclusions of another filing party. In addition,
        ensure that each new filer signs the Schedule 13E-3.

4.   Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is
        prominently disclosed in a "Special Factors" section in the front of the prospectus. See
        Exchange Act Rule 13e-3(e)(1)(ii).

Form F-4

Questions & Answers, page 3

5.   In addition to the Q&A you include on page 5 regarding appraisal rights, please include a question and answer in the forefront of the Q&A that informs shareholders of the consequences of voting against the merger.

6.   Further to our comment above. Please supplement disclosure on page 84 regarding the procedure and process under Swiss law for purposes of exercising appraisal rights. For example, revise to include a brief description of the valuation reference points that may be considered under Swiss law with respect to the value of the Alcon shares.

What will I receive in the merger…," page 3

7.   Please revise to more succinctly and clearly explain the merger consideration receivable. For example, provide a hypothetical example to demonstrate the potential components of the merger consideration receivable in the event the Novartis share value is equal to, less than or greater than $60 on the relevant measurement date. Also, revise to include a cross reference to disclosure regarding the risk associated with fluctuations in value of Novartis shares between the date of the meeting and the completion of the merger.

When is the merger expected to be completed…, page 6

8.   Whenever the voting requirements to approve the merger are discussed, please revise to reference the percentage of outstanding securities held by Novartis and its intention to vote all of its shares to approve the merger.

Summary, page 11

9.   The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the prospectus. See Item 1001 of Regulation M-A. Please revise your term sheet accordingly. Also, consider combining the existing summary term sheet section with the Question and Answer section that precedes it.

Selected Historical Financial Data, page 21

10.   We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the prospectus. For example, but without limitation, you do not appear to have disclosed the ratio of earnings to fixed charges. Please revise the registration statement to provide all disclosure required by Item 1010(c) of Regulation M-A.

Special Factors, page 31

Background of the Merger, page 31

11.   Please revise this section to further describe each contact, meeting, or negotiation that
      took place and the substance of the discussions or negotiations at each meeting. Please
      identify the advisors or other counsel and the members of management who were present
      at each meeting and the persons who initiated the meetings. For example, revise to
      disclose:

- details of discussions that occurred prior to January 3, 2010 amongst the Novartis
  Board and/or any advisors regarding the timing of the Second Stage Acquisition
  and the Board's decision to seek full ownership of Alcon upon exercise of the call
  option;

- when the decision was first made regarding the type of transaction best suited to
  accomplish the acquisition of the minority interest in Alcon and the reasons for
  the chosen structure;

- all discussions prior to January 3, 2010 amongst the Novartis Board and/or
  advisors regarding the appropriate means of valuing a minority squeeze out
  transaction and the valuation methods and valuation ranges considered with
  respect to Alcon;

- when and how the fixed exchange ratio was chosen and whether there was a
  discussion amongst the Novartis Board of any ratio greater than the 2.8 exchange
  ratio proposed;

- further details of discussions at each of the meetings held during February, March,
  April and May, 2010 involving the financial advisors to the Independent
  Committee and Novartis and/or the Independent Committee, in which the
  appropriate value per Alcon share was discussed;

- details of any discussions amongst the filing parties and/or their advisors
  regarding relevant Swiss law and corporate governance considerations with
  respect to the proposed merger and the treatment of the minority shareholders
  (i.e., before and after the receipt of opinions from Professor Hans Caspar von der
  Crone and Professor Peter Nobel);

- the discussions amongst the Novartis parties regarding the need to change the
  merger consideration structure to include the contingent cash value amount; and,

- material aspects of Swiss law applicable to the merger agreement discussed amongst the parties' Swiss legal advisors at the December 3, 2010 meeting.

12.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please advise us of the consideration given to filing the opinions of Professors Caspar von der Crone and Nobel given what appears to be the nexus between the substance of their opinion and the current going private transaction.

13.   Please see our comment above. We note reference to materials shared between the financial advisors of the Independent Committee and Novartis at meetings held in February, March, April and May, 2010. As noted in our prior comment, please revise to include a materially complete description of any such reports or materials and/or presentations, whether oral or written. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3.

Position of Novartis Regarding the Fairness of the Merger, page 51

14.   As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by each filing party and the reasons for their rejection.

15.   While we note the viewpoints expressed by Novartis' board in the January 3, 2010 letter, further supplement your disclosure to explain why Novartis decided to undertake the going private transaction *at this time*. This comment applies also to Alcon's disclosure. Refer to Item 1013(c) of Regulation M-A.

16.   Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please revise to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

17.   Item 1014 of Regulation M-A requires the disclosure to include an assessment of the fairness of the transaction to *unaffiliated* shareholders. The current disclosure under this heading references the filing party's assessment of fairness to Minority Shareholders as opposed to unaffiliated shareholders. Please revise accordingly.

18.   The recommendation and analysis by Novartis does not sufficiently address the procedural fairness considerations or explain in sufficient detail why certain factors were not considered. For example, disclose why Novartis chose not to structure the transaction

so that the merger would require approval of at least a majority of the unaffiliated security holders. Refer to Item 1014(c) of Regulation M-A. Further, similar to the disaggregated discussion provided by Alcon of the Board's consideration of substantive and procedural fairness, expand and separately address Novartis' consideration of other procedural safeguards implemented while structuring the deal.

19.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). While we note reference to the valuations methodologies used or considered by the various financial advisors, further discussion is warranted to clarify the parties' conclusions regarding fairness. For example, expand the discussion to address:

- whether and if so, how, the Novartis Board considered the valuation of $181 per share paid to Nestlé for Alcon shares in the Second Stage Acquisition;

- the consideration by Novartis of the premium paid for shares in prior squeeze out transactions involving Novartis;

- the Novartis and Alcon Boards' consideration of premiums paid in comparable transactions;

- Novartis' consideration of the upper end of the range of trading prices for the 52 weeks ended December 13, 2010 considered by Credit Suisse; and,

- the various other analyses of Credit Suisse which included per share prices and valuations in excess of the $168.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

20.   Note that if a filing party has based its fairness determination on the analyses of factors undertaken by others (e.g., by the financial advisors and/or Independent Committee), the filing party must expressly adopt such analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014(b) of Regulation M-A. Refer to Question Nos. 20 &21 of Exchange Act Release No. 34-17719 (April 13, 1981). As such, revise to disclose whether Novartis expressly adopted the Credit Suisse discussion commencing on page 43 or any other portion of an analyses undertaken by another party. If not, please revise to address each of the factors listed in paragraphs (c), (d), and (e) and Instruction 2 to Item 1014. We note for example, the absence of a discussion regarding the going concern value or the purchase price paid in recent transactions involving Alcon shares.

21.   We note the reference to the multiple of 20 times Alcon's 2011 earnings based on IBES consensus estimates. Please supplement your disclosure to provide further context to this statement. For example, clarify how such estimates were produced and whether the 2011 earnings projections used to produce the estimates were approved or agreed upon by the Independent Committee or Alcon Board as being representative of projected 2011 earnings.

Forward Looking Statements, page 89

22.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise this section accordingly. Additionally, revise to include disclosure stating that the safe harbor provisions in the 20-F incorporated by reference into the registration statement do not apply to any forward-looking statements the company makes in connection with the going private transaction.

The Extraordinary General Meeting of Alcon Shareholders, page 90

23.   Notwithstanding the limitations on enforcement of United States laws, please revise to clarify to state, if true, that a vote with respect to the discharge for purposes of Swiss law would not preclude securityholders from asserting claims against the directors and officers under US federal securities laws.

The Merger Agreement and the Merger, page 93

The Merger Consideration, page 93

24.   Please revise to provide illustrative tabular disclosure showing a reasonable range of prices for Novartis shares to demonstrate to shareholders the possible merger consideration outcomes receivable.

Comparison of Rights of Novartis and Alcon Shareholders, page 141

25.   You disclose that the "identification of specific differences is not intended to indicate that other equally or more significant differences do not exist" and that the summary provided "is not intended to be complete or to identify all differences that may, under given situations, be material to current Alcon shareholders." We refer to paragraph 4 of Item 4 of Form F-4 and remind you that the disclosure to shareholders should contain a complete and accurate description of all material differences. Please revise to remove the

implication that your disclosure is incomplete and/or supplement your disclosure as may be appropriate.

Incorporation of Documents by Reference, page 143

26.   Please refer to the first paragraph under this heading and disclosure on page 145. Neither Rule 13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
       Eric Shube, Esq.
       Allen & Overy LLP